SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                           CAPITAL RE CORPORATION
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                140432 10 5
                   (CUSIP Number of Class of Securities)

                               Edward S. Best
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                          Chicago, Illinois 60603
                               (312) 782-0600

    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                               June 11, 1999
          (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

        Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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CUSIP  NO.:  140432 10 5

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         ACE Limited (#98-0091805)

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A)  [ ]
                                                                  (B)  [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS

         WC

(5)      CHECK BOX OF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                             [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


  NUMBER OF SHARES              (7) SOLE VOTING POWER             - 0 -

 BENEFICIALLY OWNED             (8) SHARED VOTING POWER           4,499,279

  BY EACH REPORTING             (9) SOLE DISPOSITIVE POWER        - 0 -

     PERSON WITH               (10) SHARED DISPOSITIVE POWER      4,499,279


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,499,279

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [ ]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.04%

(14) TYPE OF REPORTING PERSON

         HC; CO



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CUSIP  NO.:  140432 10 5

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         ACE Bermuda Insurance, Ltd. (N/A)

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [ ]

                                                                   (B)   [ ]
(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS

         WC

(5)      CHECK BOX OF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                               [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda


    NUMBER OF SHARES               (7) SOLE VOTING POWER            -0-

   BENEFICIALLY OWNED              (8) SHARED VOTING POWER          4,498,779

    BY EACH REPORTING              (9) SOLE DISPOSITIVE POWER       -0-

       PERSON WITH                (10) SHARED DISPOSITIVE POWER     4,498,779


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,498,779

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [ ]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.04%

(14) TYPE OF REPORTING PERSON

         IC


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SCHEDULE 13D

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Capital Re Corporation ("Capital Re"), a Delaware corporation, the principal executive offices of which are located at 1325 Avenue of the Americas, 18th Floor, New York, New York, 10019.

Item 2.  Identity and Background

         (a) - (c) This statement is being filed by ACE Limited, a company organized under the laws of the Cayman Islands ("ACE"). ACE's principal offices are located at The ACE Building, 30 Woodbourne Avenue, Hamilton HM 08 Bermuda. ACE, through its subsidiaries, provides insurance and reinsurance to a diverse group of companies throughout the world. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the Schedule 13D is set forth on Schedule 1 hereto. All executive officers and directors of ACE and ACE Bermuda are citizens of the United States except for Glen M. Renfrew who is a citizen of Australia, Christopher Z. Marshall and Larry P. Lombardo who are citizens of Bermuda, John Burville, John C. Charmin, Andrew Gibbs and Keith
P. White who are citizens of England, Dermot Smurfit who is a citizen of Ireland and John Engestrom who is a citizen of Sweden.

         This statement is also being filed by ACE Bermuda Insurance, Ltd., a company organized under the laws of Bermuda ("ACE Bermuda"). ACE Bermuda is a wholly owned subsidiary of ACE. ACE Bermuda's principal offices are located at The ACE Building, 30 Woodbourne Avenue, Hamilton HM 08 Bermuda. ACE Bermuda provides insurance and reinsurance to a diverse group of companies throughout the world. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the
Schedule 13D is set forth on Schedule 1 hereto.

         (d) - (e) To the knowledge of ACE and ACE Bermuda, neither ACE, ACE Bermuda nor any of the persons specified in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)               See (a) - (c) above.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price for the 4,424,779 shares of Common Stock purchased under the Stock Purchase Agreement, between ACE Bermuda Insurance, Ltd. and Capital Re Corporation, as amended (the "Stock Purchase Agreement") was $75,000,000. Between March 30, 1999 and April 15, 1999, ACE Bermuda purchased an aggregate of 74,500 shares of Common Stock in the open market for an aggregate purchase price of $1,207,891.25. The source for such funds was the working capital of ACE Bermuda.

         In addition to shares of Common Stock previously purchased, on June 10, 1999, Capital Re, ACE and CapRe Acquisition Corp. ("CapRe Acquisition"), a wholly owned subsidiary of ACE, entered into an agreement and plan of merger (the "Merger Agreement") pursuant to which CapRe Acquisition will be merged with and into Capital Re and Capital Re will become a wholly owned subsidiary of ACE. In the merger, Capital Re stockholders will receive 0.6 ordinary shares, par value $0.041666667 per


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share (the "Ordinary Shares"), of ACE, subject to a maximum value of $22.00 per share of Common Stock (based upon the average closing price of ACE's ordinary shares as reported on the New York Stock Exchange ("NYSE") for the twenty consecutive trading days ending three trading days prior to the completion of the merger).

Item 4.  Purpose of Transaction

         Pursuant to the Stock Purchase Agreement, ACE agreed to purchase $75 million of Common Stock at a purchase price equal to $16.95 per share. In addition, pursuant to the Stock Purchase Agreement, Capital Re agreed that, so long as ACE Bermuda and its affiliates hold at least 8% of the total voting power of all sharesof capital stock of Capital Re, it would nominate to its board of directors two individuals designated by ACE Bermuda. While the original stock purchase agreement contained a provision prohibiting ACE Bermuda or its affiliates from acquiring shares of Common Stock, such provision was eliminated in the first amendment to the stock purchase agreement. The purchase of the shares of Common Stock pursuant to the Stock Purchase Agreement was subject to a number of conditions, including receipt of regulatory approvals. The approval of the Maryland Insurance Administration was received on June 3, 1999. The approval of the New York Stet Insurance Department was received on June 11, 1999. The purchase of the shares of Common Stock pursuant to the Stock Purchase Agreement was completed on June 15, 1999.

         On June 10, 1999, Capital Re, ACE and CapRe Acquisition entered into the Merger Agreement. Consummation of the merger is subject to receipt of customary conditions, including receipt of regulatory approvals and approval of the merger by Capital Re's stockholders.

         In connection with the Merger Agreement, Cap Re and ACE entered into a stock option agreement, dated as of June 10, 1999 (the"Stock Option Agreement"), pursuant to which Capital Re granted ACE an option to purchase up to 9.9% of Capital Re's Common Stock upon the occurrence of certain specified events.

Item 5.  Interest in Securities of the Issuer

         (a) ACE and ACE Bermuda are the beneficial owner of 4,498,779 shares of Common Stock. Such shares represent 14.04% of the total outstanding shares of Common Stock.

         (b) ACE and ACE Bermuda share the power to vote and to dispose of all 4,498,779 of the shares of Common Stock beneficially owned by them

         (c) Other than the execution of the second amendment to the stock purchase agreement and the execution of the Merger Agreement, neither ACE nor ACE Bermuda has effected any transactions in the Common Stock in the past 60 days.

         (d) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

         Stock Purchase

         Under the terms of the Stock Purchase Agreement, ACE Bermuda agreed to purchase a number of shares of Common Stock equal to $75,000,000 divided by the lesser per share price of: (a) the fully diluted book value


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per share of the Common Stock at December 31, 1998 ($18.87) and (b) the
average of the five highest consecutive closing prices of the Common Stock between March 12, 1999 and April 15, 1999 inclusive, as reported on the New York Stock Exchange composite tape ($16.95).

         Board Representation

         Capital Re has agreed that it will nominate and recommend as a candidate for election to the its board of directors, so long as ACE Bermuda (and/or its affiliates) holds at least 8% of the total voting power of all shares of voting stock of Capital Re, two individuals, in each case such individuals to be reasonably acceptable to the then current board of directors of Capital Re, to be designated in writing by an executive officer of the ACE Bermuda, provided that any executive officer of ACE Bermuda shall be presumed to be acceptable. In addition, at least one ACE Bermuda nominee will serve, if qualified under applicable law and the rules of the New York Stock Exchange, as a member of the Audit Committee and Executive Committee of the board of directors, if any, of Capital Re.

         If at any time ACE Bermuda is entitled to designate any individual but such individual is not a member of the board of directors of Capital Re, Capital Re will notify such individual, concurrently with notice given to members of its board of directors, of all meetings of the board of directors and, as soon as available, will provide to such individual all reports, financial statements or other information distributed to the board of directors of Capital Re. Capital Re will permit such individual to attend all such meetings of the board of directors as an observer and to participate in advising and consulting with the board, without voting.

         Restrictions on Transfer

         Until the date that is 270 days after June 15, 1999, ACE Bermuda may not, directly or indirectly, sell, transfer, pledge, encumber or otherwise dispose of (collectively, "Transfers") any Shares except for: (a) Transfers of Shares with the approval of a majority of Capital Re's board of directors; (b) Transfers of Shares to any affiliate of ACE Bermuda which agrees to be bound by the restrictions described in this paragraph or (c) Transfers of Shares pursuant to any bona fide tender or exchange offer to acquire Shares which is not opposed by a majority of Capital Re's board of directors.

         Registraiion Rights

         Capital Re has agreed to, within 90 days after June 15, 1999, file with the Securities and Echange Commission (the "Commission") a shelf registration statement relating to the offer and sale of the Shares from time to time and, thereafter, to use its best efforts to cause such shelf registration statement to be declared effective under the Securities Act of 1933, as amended (the "Securities Act"), within 270 days following June 15, 1999. Capital Re has agreed to use its reasonable best efforts to keep the shelf registration statement continuously effective for a period of three years from the June 15, 1999 or such shorter period that will terminate upon the earlier of the following: (a) when all the securities covered by the shelf registration statement have been sold pursuant to the shelf registration statement or (b) when, in the written opinion of counsel to Capital Re, all outstanding registrable securities may be resold without registration under the Securities Act pursuant to Rule 144(k) under the Securities Act.

        Capital Re may suspend sales under the shelf registration statement or defer the updating of the shelf registration statement and suspend sales thereunder for a reasonable period of time (not exceeding 75 days at a time or 105 days in any twelve-month period) if Capital Re, in its good faith judgment, determines that maintaining the effectiveness of the shelf registration statement and permitting offers and sales thereunder would require Capital Re to make public disclosure of information not otherwise required to be publicly disclosed at such time, the public disclosure of which would have a material adverse effect upon Capital Re or would adversely affect the ability of Capital Re to consummate a material financing, acquisition, disposition of assets or stock, merger or other comparable transaction.

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

 Merger Agreement

         The Merger

         Pursuant to the Merger Agreement, at the Effective Time of the Merger, CapRe Acquisition will be merged with and into Capital Re and Capital Re will be the surviving corporation in the Merger. The Merger will become effective at the time a Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to by Capital Re and ACE and set forth in the Certificate of Merger (the "Effective Time").

         Merger Consideration

         At the Effective Time and as a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock owned by ACE, Capital Re or any direct or indirect subsidiary of ACE or Capital Re) will be converted into, and become exchangeable for the right to receive the "Merger Consideration," consisting of 0.60 Ordinary Shares; (including any related preferred stock purchase rights); provided that if the average closing price (the "Average Closing Price") of the Ordinary Shares as reported on the New York Stock Exchange ("NYSE") for the twenty consecutive trading days ending three trading days prior to the Effective Time is equal to or greater than $36.67 per share, the exchange ratio will be equal to 22 divided by the Average Closing Price.

         Interim Operations of the Company.

         Except as expressly contemplated by the Merger Agreement or the Stock Option Agreement or consented to in writing by ACE (in its sole discretion), during the period from the date of the Merger Agreement to the Effective Time, Capital Re and its subsidiaries will conduct their operations only in, and neither Capital Re nor any of its subsidiaries shall take any action except in, the ordinary and usual course of business and consistent with past practice, and Capital Re and its subsidiaries will use their best efforts to preserve intact their business organization, to keep available the services of their officers and key employees and to maintain advantageous relationships with ceding companies, customers, licensors, licensees, suppliers, contractors, distributors, business partners and others having business relationships with Capital Re or its subsidiaries, as the case may be. Without limiting the generality of the foregoing, prior to the Effective Time, neither Capital Re nor any of its subsidiaries will, without the prior written consent of ACE (such consent to be given or withheld in ACE's sole discretion): (i) change its capitalization or declare or pay any dividend other than regular quarterly cash dividends paid by Capital Re not in excess of $0.04 per share; (ii) issue, sell or transfer, directly or indirectly, any capital stock of Capital Re or any subsidiary; (iii) incur any material indebtedness not previously approved by ACE, incur any other indebtedness except in the ordinary course of business or mortgage or pledge any of its material assets, tangible or intangible, or create any lien thereupon; (iv) except as may be required by law or as contemplated by the Merger Agreement, enter into, adopt, amend or terminate any employee benefit plan; or enter into or amend any employment or severance agreement with, increase in any material manner the salary or benefits of any director or executive officer of Capital Re or any of its subsidiaries; (v) acquire or make any material investments in any persons; (vi) except as expressly required in the Merger Agreement, pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against on the consolidated balance sheet of the Company dated March 31, 1999 or incurred in connection with the transactions contemplated by the Merger Agreement or in the ordinary course of business and consistent with past practice; (vii) amend the certificate of incorporation or any similar document of Capital Re or any of its subsidiaries; (viii) adopt a plan of complete or partial liquidation; (ix) enter into any new lines of business (whether or not part of the insurance or reinsurance business), change any policy forms, change the pricing formula for insurance policies, change its investment policies or guidelines or otherwise make material changes to the operation of its business or change its loss reserve methodology other than as expressly provided in the Merger Agreement; (ix) invest any investment securities of


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Capital Re in investments that are not rated in one of the four highest categories by a "nationally recognized statistical rating agency," as defined in the rules or regulations of the Commission; (x) sell lease, encumber, transfer or dispose of any assets outside the ordinary course of business consistent with past practices or any assets that are material to Capital Re or any of its subsidiaries, or enter into any material commitment or transaction outside the ordinary course of business consistent with past practices (provided that with respect to any disposition of RGB Underwriting Agencies, Ltd., such consent of ACE shall not be unreasonably withheld); (xi) authorize or make or commit to make any capital expenditures, except for transactions in the ordinary course of business consistent with past practice (but in no event in excess of $100,000 in the aggregate) or pursuant to agreements or commitments entered into by Capital Re or any of its subsidiaries prior to the date hereof, unless otherwise reserved against in the latest balance sheet, it being understood that without the prior written consent of ACE, no such settlement or compromise shall be entered into involving non-monetary obligations; (xii) make any tax elections or settle or compromise any material United States federal, state, local or other foreign income tax liability, or waive or extend the statute of limitations in respect of any such taxes; (xiii) pay or agree to pay in settlement or compromise of any suits or claims of liability against Capital Re or any of its subsidiaries, its directors, officers, employees or agents more than an aggregate of $50,000 for all such suits and claims; (xiv) take any action likely to materially decrease or diminish the assets or net worth of Capital Re or any of its subsidiaries; (xv) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it; (xvi) enter into any agreement providing for the acceleration or payment or performance or other consequence as a result of a change in control of Capital Re or any of its subsidiaries; or (xvii) take any action or agree, in writing or otherwise, to take any of the foregoing actions or any action that would make any representation or warranty of Capital Re materially untrue or incorrect.

         No Solicitation

         From and after the date of the Merger Agreement, neither Capital Re nor any of its subsidiaries shall (whether directly or indirectly through its or their officers, directors, agents, representatives, advisors or other intermediaries (collectively, "Representatives")), nor shall Capital Re or any of its subsidiaries authorize or permit any of its or their Representatives to, (a) solicit, initiate, encourage (including by way of furnishing information) or take any action knowingly to facilitate the submission of any inquiries, proposals or offers (whether or not in writing) from any person relating to, other than the transactions contemplated by the Merger Agreement and the Stock Option Agreement, (i) any acquisition or purchase of 15% or more of the consolidated assets of Capital Re and its subsidiaries or of 15% or more of any class of equity securities of Capital Re or any of its subsidiaries, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Capital Re or any of its material subsidiaries (including through the ownership of securities convertible or exercisable into or exchangeable for equity securities of Capital Re), (iii) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Capital Re or (iv) any other transaction the consummation of which would or would reasonably be expected to impede, interfere with, prevent or materially delay the Merger (any of the foregoing, a "Transaction Proposal"), or agree to or endorse any Transaction Proposal, or (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets in connection with any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing; provided, however, that the foregoing shall not

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prohibit Capital Re, prior to the receipt of approval of the Merger
Agreement and the Merger form its stockholders, (A) from complying with Rule 14e-2 and Rule 14d-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with regard to a bona fide tender offer or exchange offer or (B) from participating in negotiations or discussions with or furnishing information to any person in connection with an unsolicited bona fide Transaction Proposal which is submitted in writing by such person to the Board of Directors of Capital Re after the date of the Merger Agreement and prior to the Company Stockholder Approval; provided further, however, that prior to participating in any such discussions or negotiations or furnishing any information, (i) Capital Re receives from such person an executed confidentiality agreement on terms not less favorable to Capital Re than the Confidentiality Agreement, a copy of which shall be provided only for informational purposes to ACE, and (ii) the Board of Directors of Capital Re shall have concluded in good faith, based on the advice of its outside financial advisors, that such Transaction Proposal is reasonably likely to be or to result in a Superior Proposal, and based on the written advice of its outside legal counsel, that participating in such negotiations or discussions or furnishing such information is required in order to prevent the Board of Directors of the Company from breaching its fiduciary duties to its stockholders under the Delaware General Corporation Law; and provided, further, that the Board of Directors of Capital Re shall not take any of the foregoing actions unless it provides ACE with contemporaneous notice thereof. If the Board of Directors of Capital Re receives a Transaction Proposal, then Capital Re shall promptly inform ACE in writing of the terms and conditions of such proposal and the identity of the person making it. The Company agrees that it will keep ACE informed, on a current basis, of the terms of any such proposals or offers and, to the extent disclosure is not prohibited by the terms of any confidentiality agreement with the party making such Transaction Proposal, the status of any such material discussions or negotiations. Capital Re agrees to immediately cease and cause its Representatives to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and shall use its reasonable best efforts to cause any such parties in possession of confidential information about Capital Re that was furnished by or on behalf of Capital Re to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party. Capital Re agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which such party or its subsidiaries is a party.

         "Superior Proposal" means any of the transactions described in clause (i), (ii) or (iii) of the definition of Transaction Proposal (with all of the percentages included in the definition of such term raised to 51% for purposes of this definition) with respect to which any required financing is committed or, in the good faith judgment of the Board of Directors of Capital Re, based on the written advice of its outside financial advisors, is reasonably capable of being financed by the person making the proposal, and with respect to which the Board of Directors of Capital Re shall have concluded in good faith, based on the written advice of its outside legal counsel and financial advisors, is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Transaction Proposal and the person making the proposal, and would, if consummated, result in a transaction more favorable to Capital Re's stockholders from a financial point of view than the transactions contemplated by the Merger Agreement.

         Coordination of Dividends

         ACE and Capital Re have agreed to coordinate with each other regarding the declaration of dividends in respect of ACE's Ordinary Shares and Capital Re's Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of ACE's Ordinary Shares and Capital Re's Common Stock will not receive two dividends, or receive no dividends, for any single calendar quarter with respect to their shares of Capital Re's Common Stock and/or ACE's Ordinary Shares any such holder receives in exchange therefor in the Merger.

         Conditions to Closing

         The obligations of each of ACE and Capital Re to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions: (i) the Merger shall have been


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approved by holders of a majority of the Common Stock; (ii) the Ordinary
Shares issuable pursuant to the Merger Agreement shall have been authorized for listing on the NYSE upon official notice of issuance; (iii) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Act shall have expired or been terminated and regulatory approvals and other actions or approvals by any governmental entity required to permit the consummation of the Merger shall have been obtained (provided that any such governmental consents shall have been obtained without any conditions, restrictions or limitations which would reasonably be expected to materially limit or diminish the benefits to be derived from the Merger by ACE) and such approvals shall be in full force and effect;
(iv) no court or governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger and no governmental entity shall have instituted any proceeding which continues to be pending seeking any such order; (v) the Registration Statement on Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceeding for that purpose shall have been initiated or be threatened by the Commission.

         ACE's obligation to effect the Merger are also subject to the satisfaction or waiver by ACE at or prior to the Effective Time of the following conditions: (i) the representations and warranties of Capital Re shall have been true and accurate as of the Effective Time as if made at and as of such time; (ii) since the date of the Merger Agreement, there shall not have occurred any event, change or effect having, or that would reasonably likely have, individually or in the aggregate, a material adverse effect on the properties, business, assets, conditions (financial or otherwise), liabilities or results of operations of Capital Re and its subsidiaries taken as a whole, other than effects caused by changes in general economic conditions or conditions generally affecting the insurance or reinsurance industry; (iii) Capital Re shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the closing date; (iv) Capital Re shall have obtained the consent or approval of each person whose consent or approval shall be required under any contract to which Capital Re or any of its subsidiaries is a party, except those for which the failure to obtain such consents or approvals, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on Capital Re or is not reasonably likely to prevent or materially impair the ability of Capital Re to consummate the transactions contemplated by the Agreement; (v) ACE shall have received the opinion of Mayer, Brown & Platt, counsel to ACE, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that each of ACE, CapRe Acquisition and Capital Re will be a party to that reorganization within the meaning of Section 368(b) of the Code; (vi) each of the employment agreements agreed upon between ACE and Capital Re shall be in full force and effect.; and (vi) there shall not have occurred any downgrading of the financial strength rating of Capital Reinsurance Company below Aa3 by Moody's Investor Services, Inc. ("Moody's") or below AAA by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), nor the current financial strength ratings of Capital Mortgage Reinsurance Company and KRE Reinsurance Ltd. below the double AA category by the S&P; provided that (i) announcement of a credit watch or credit review action with respect to the foregoing ratings by either such rating agency shall be considered a downgrade if ACE reasonably believes, based upon discussions with any such rating agency, that immediately subsequent to the consummation of the Merger or as a result thereof there shall occur any such downgrade and (ii) each such rating agency may condition maintenance of ratings upon consummation of the Merger. At the Closing Date, Capital Re shall not have received any notification from Moody's of its determination not to provide to Capital Reinsurance Company's financial guaranty ceding companies at least 85% capital credit in respect of Capital Re's reinsurance.

         Capital Re's obligation to effect the Merger are also subject to the satisfaction or waiver by Capital Re at or prior to the Effective Time of the following conditions: (i) the representations and warranties of ACE shall have been true and accurate as of the Effective Time as if made at and as of such time; (ii) since the date of the Merger Agreement, there shall not have occurred any event, change or effect having, or that would reasonably likely have, individually or in the aggregate, a material adverse effect on the properties, business, assets, conditions (financial or otherwise), liabilities or results of operations of ACE and its subsidiaries taken as a whole, other than effects caused by changes in general economic conditions or conditions generally affecting the insurance or reinsurance industry; (iii) ACE shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the closing date; (iv) Capital Re shall have received the opinion of Hogan & Hartson LLP, counsel to capital Re, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of ACE, CapRe Acquisition and Capital Re will be a party to that reorganization within the meaning of Section 368(b) of the Code.

         Termination

         The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of Capital Re, by the mutual consent of ACE and Capital Re,

         The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Capital Re or ACE if (i) the Merger shall not have been consummated by February 28, 2000, whether such date is before or after the date of approval by the stockholders of Capital Re (the "Termination Date"), provided, however, that the Termination Date shall be extended by 60 days if the sole reason for the failure to consummate the Merger is the failure to obtain certain government consents (ii) the approval of Capital Re's stockholders shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof; or (iii) any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided, that the right to terminate the Merger Agreement pursuant to clause (i) or (ii) above shall not be available to any party that has breached in any material respect its obligations under the Merger Agreement in any manner that shall have caused the occurrence of the failure of the Merger to be consummated or the stockholder approval to be obtained.

         The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Capital Re (i) (a) if Capital Re is not in material breach of any of the terms of the Merger Agreement, (b) the Merger shall not have been approved by the Capital Re's stockholders, (c) the Board of Directors of Capital Re authorizes Capital Re, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and Capital Re notifies ACE in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (d) ACE does not make, prior to five business days after receipt of Capital Re's written notification of its intention to enter into a binding agreement for a Superior Proposal (the "Alternative Transaction Notice"), an offer that the Board of Directors of Capital Re determines, in good faith after consultation with its financial advisors, is at least as favorable, as the Superior Proposal, taking into account the long term prospects and interests of Capital Re and its stockholders and
(e) Capital Re prior to such termination pays to ACE a termination fee of $25 million or (ii) there is a breach by ACE of any representation, warranty, covenant or agreement contained in the Merger Agreement that (a) is not curable or, if curable, is not cured within 20 days after written notice of such breach is given by Capital Re to ACE and (ii) would cause a closing condition to be incapable of being satisfied.

         The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by ACE if (i) Capital Re enters into a binding agreement for a Superior Proposal, (ii) there is a breach by Capital Re of any representation, warranty, covenant or agreement contained in the Merger Agreement that (a) is not curable or, if curable, is not cured within 20 days after written notice of such breach is given by ACE to Capital Re and (ii) would cause a closing condition to be incapable of being satisfied; or (iii) Capital Re or its Board of Directors shall have (a) withdrawn, modified or amended in any respect adverse to ACE its recommendation of the adoption of the Merger Agreement or failed to reconfirm its recommendation of the Merger Agreement or the Merger within five business days after a written request by ACE to do so, (ii) failed as promptly as practicable after the Registration Statement on Form S-4 is declared effective to mail the Proxy Statement/Prospectus to its stockholders, unless such failure was caused by the actions or inactions of ACE or its representatives, or failed to include in such statement Capital Re Board Recommendation, (iii) approved, recommended or entered into an agreement with respect to, or consummated, any Transaction Proposal from a person other than ACE or any of its affiliates, (iv) resolved to do any of the foregoing or (v) in response to the commencement of any tender offer or exchange offer for 10% or more of the outstanding Common Stock, not recommended rejection of such tender offer or exchange offer within ten business days after the commencement thereof (as such term is defined in Rule 14d-2 under the Exchange Act).

         In the event that the Merger Agreement is terminated (i) by Capital Re or ACE under certain specified circumstances, Capital Re will promptly, but in no event later than two days after the date of such termination or date of entrance into an agreement concerning a transaction that constitutes an Acquisition Proposal pay to ACE a termination fee of $25 million payable by wire transfer of same day funds.

Stock Option Agreement

         Pursuant to the Stock Option Agreement, Capital Re granted to ACE an irrevocable option (the "Option") to purchase up to 3,220,135 shares of Common Stock at a cash purchase price equal to $17.40 per share (the "Option Price"); provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 9.9% of the shares of Common Stock issued and outstanding at the time of exercise. The number of shares of Common Stock purchasable upon exercise of the Option and the Option Price are subject to adjustment under the circumstances set forth in the Option Agreement.

         Exercise of Option

         ACE may exercise the Option within 180 days following the occurrence of a Triggering Event (as defined in Section 2(b)) unless prior to such Triggering Event the Merger has been consummated. A "Triggering Event" shall have occurred if the Merger Agreement is terminated and ACE then or thereafter becomes entitled to receive the Termination Fee pursuant to Section 8.5(b) or (c) of the Merger Agreement. If no notice is delivered prior to such 180th day, the Option shall terminate upon either (i) the consummation of the Merger or (ii) the close of business on the earlier of
(x) the day 180 days after the date that ACE becomes entitled to receive the Termination Fee (as defined in the Merger Agreement) under Section 8.5(b) or (c) of the Merger Agreement and (y) the date that ACE is no longer potentially entitled to receive the Termination Fee under Section 8.5(b) or (c) of the Merger Agreement for a reason other than that ACE has already received the Termination Fee.

         Registration of Option Shares

         Capital Re has agreed that upon the occurrence of a Triggering Event, it will, at the request of ACE delivered in the written notice of exercise of the Option, as promptly as practicable prepare, file and keep current a shelf registration statement under the Securities Act covering any or all shares issued and issuable pursuant to the Option and shall use all commercially reasonable efforts to cause such registration statement to become effective and remain current; provided that Capital Re may postpone filing the registration statement for a period of time (not in excess of 60 days) if in its judgment such filing would require the disclosure of material information that Capital Re has a bona fide business purpose for preserving as confidential.

         Repurchase of Option/Option Shares

         Upon the occurrence of a Triggering Event and subject to applicable laws and regulations, (i) at the request of ACE delivered within 180 days of such occurrence, Capital Re must repurchase the Option from ACE at a price equal to the number of shares of Common Stock then purchasable upon exercise of the Option (or such lesser number of shares as ACE may designate) multiplied by the amount by which the market/offer price (as defined below) exceeds the Option Price and (ii) at the request of ACE delivered in writing within 180 days of such occurrence, Capital Re must repurchase such number of Option Shares from ACE as ACE may designate at a price equal to the number of shares designated multiplied by the market/offer price. The term "market/offer price" shall mean the highest of
(x) the price per share of Common Stock at which a tender or exchange offer for Common Stock has been made, (y) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Capital Re and (z) the highest trading price for shares of Common Stock on the NYSE (or, if the Common Stock is not then listed on the NYSE, any other national securities exchange or automated quotation system on which the Common Stock is then listed or quoted) within the six-month period immediately preceding the delivery of the repurchase notice.

         Limitation of Holder Profit

         In no event shall ACE's Total Profit (as defined below) exceed $25,000,000, exclusive of any reimbursement of expenses pursuant to Section 8.5(e) of the Merger Agreement (the "Maximum Profit"), and, if it otherwise would exceed such amount, ACE, at its sole discretion, will either (1) reduce the number of shares subject to the Option, (2) deliver to Capital Re for cancellation shares of Common Stock (or other securities into which such Option Shares are converted or exchanged), (3) pay cash to Capital Re or (4) any combination of the foregoing, so that ACE's actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions. "Total Profit" means: (1) the aggregate amount of
(a) the excess of (x) the net cash amounts received by ACE pursuant to a sale of Option Shares (or securities into which such shares are converted or exchanged) to any unaffiliated third party within 12 months after the exercise of the Option, over (y) ACE's aggregate purchase price for such Option Shares (or other securities), plus (b) all amounts received by ACE on the transfer of the Option, plus (c) all amounts received by ACE pursuant to Section 8.5(b) or (c) of the Merger Agreement (other than reimbursement in respect of expenses), minus (2) all amounts of cash previously paid to Capital Re pursuant to the Option Agreement plus the value of the Option Shares (or other securities) previously delivered to Capital Re for cancellation.

         Assignment

         Neither party may assign any of its rights or obligations under the Option Agreement or the Option to any other person without the express written consent of the other party except that, (i) ACE may assign the Option Agreement to a wholly-owned subsidiary of ACE and (ii) in the event that a Triggering Event shall have occurred, ACE may assign the Option, in whole or in part to any third party.


Item 7.  Material to Be Filed as Exhibits

Exhibit Number             Description
--------------             -----------

99.1 Stock Purchase Agreement, dated as of February 19, 1999 between ACE Bermuda Insurance, Ltd. and Capital Re Corporation (Incorporated by
                  Reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 1998 of Capital Re Corporation (1-10995))

99.2 First Amendment to Stock Purchase Agreement dated as of March 16, 1999 between ACE Bermuda Insurance, Ltd. and Capital Re Corporation (Incorporated by Reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 1998 of Capital Re Corporation (1-10995))

99.3 Second Amendment to Stock Purchase Agreement dated as of May 26, 1999 between ACE Bermuda Insurance, Ltd. and Capital Re Corporation (Incorporated by Reference to Exhibit 10.21 to the Current Report on Form 8-K (Date of Earliest Event Reported: may 26, 1999) of Capital Re Corporation (1-10995))

99.4 Agreement and Plan of Merger, dated as of June 10, 1999, among Capital Re Corporation, ACE Limited and CapRe Acquisition Corp. (Incorporated by Reference to Exhibit 2.1 to the Current Report on Form 8-K (Date of Earliest Event Reported: May 26, 1999) of Capital Re Corporation (1-10995))

99.5 Stock Option Agreement, dated as of June 10, 1999, between Capital Re Corporation and ACE Limited (Incorporated by Reference to Exhibit 2.2 to the Current Report on Form 8-K (Date of Earliest Event
                  Reported: May 26, 1999) of Capital Re Corporation
                  (1- 10995))

99.6 Agreement among ACE Limited and ACE Bermuda Insurance, Ltd. pursuant to Rule 13d-1(f)(1).

                               SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 23, 1999                           ACE LIMITED



                                              By: /s/ Christopher Z. Marshall
                                                  ---------------------------
                                              Name:    Christopher Z. Marshall
                                              Title:   Chief Financial Officer


                                              ACE BERMUDA INSURANCE, LTD.


                                               By: /s/ Christopher Z. Marshall
                                                   ---------------------------
                                               Name:  Christopher Z. Marshall
                                               Title:    Director


                                        15